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July 14, 2005

VIA EDGAR CORRESPONDENCE AND HAND DELIVERY
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549
Attn:  Ms. Melinda Kramer


       Re:    SUPERIOR WELL SERVICES, INC.
              FORM S-1 FILED MAY 5, 2005
              FILE NO. 333-124674


Ladies and Gentlemen:

         On behalf of Superior Well Services, Inc. (the "Company") we enclose four courtesy copies of the Company's Amendment No. 2 ("Amendment No. 2") to the above referenced registration statement on Form S-1 (the "Registration Statement") that was filed on July 14, 2005, each of which has been marked to show changes from the Company's Amendment No. 1 of the Registration Statement filed on June 23, 2005.

         Set forth below are the Company's responses to the comments and requests for additional information contained in the letter from the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") dated July 8, 2005. For your convenience, the exact text of the comments provided by the Staff have been included in bold face type preceding each response in the order presented in the Staff's comment letter. Each response below has been prepared and is being provided by the Company, which has authorized us to respond to the Staff's comments on its behalf. Unless the context otherwise requires, all references to page numbers in the responses to the Staff's comments correspond to the pages in Amendment No. 2 that the Company filed today via EDGAR. All references to "the Company," "we," "us" and "our" refer to Superior Well Services, Inc.


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                                    FORM S-1

GENERAL

         1. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 3. WE MAY HAVE ADDITIONAL COMMENTS ONCE ALL EXHIBITS HAVE BEEN FILED AND YOU HAVE SUPPLIED THE REMAINING INFORMATION. IN THAT REGARD, ENSURE THAT YOU PROVIDE A REASONABLY DETAILED "USE OF PROCEEDS" SECTION, RATHER THAN THE LESS DETAILED VERSION THAT AMENDMENT 1 CONTAINS. ALSO, PLEASE INCLUDE ESTIMATES FOR ALL UNKNOWN AMOUNTS THAT APPEAR IN ITEM 13 OF PART II.

Response:         The Registration Statement has been revised as requested to provide the all of the information not properly omitted under Rule 430A. With respect to the Staff's specific comments regarding "Use of Proceeds" and Item 13 of Part II, please see pages 21 and II-1.

PROSPECTUS SUMMARY, PAGE 1

         2. WE NOTE YOUR CHANGES IN RESPONSE TO PRIOR COMMENT 4. THE DISCLOSURE THAT APPEARS AT PAGES 3 AND 45 WAS THE SUBJECT OF PRIOR COMMENT 4(d), NOTWITHSTANDING YOUR CLAIM IN THE LETTER OF RESPONSE THAT YOU DELETED THIS INFORMATION. PLEASE PROVIDE SUPPORT FOR THE ASSERTIONS OR REVISE ACCORDINGLY.

Response:         We have revised the referenced disclosure to remove the
                  reference to "multiple services" and indicate the two categories of services that we provide that are also provided by major oilfield service providers. Because we directly compete with major oilfield service providers in a competitive marketplace for many of the same customers with respect to these two categories of services, we believe that we have a reasonable basis on which to state that the two categories of services provided by us are comparable to those provided by major oilfield service providers.

                  Our statement regarding our prices relative to our larger competitors is based on our knowledge of our competitors' prices from two primary sources: (1) pricing information that is available in the oilfield services marketplace in the form of customer price books and (2) feedback from our customers regarding the prices charged by our competitors for comparable services. Based on these sources of knowledge, we believe that we have a reasonable basis on which to state that


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                  our prices are typically lower than those of our competitors with respect to the two types of services that we provide.

COMBINED STATEMENTS OF INCOME, PAGE F-11

         3. PLEASE STATE SEPARATELY ON THE FACE OF YOUR INCOME STATEMENT SALES OF TANGIBLE PRODUCTS AND REVENUES FROM SERVICES. REFER TO RULE 5-03(b) OF REGULATION S-X. ADDITIONALLY, TELL US WHETHER YOU MARKET THE SALE OF PRODUCTS AND SERVICES TOGETHER, AND, IF SO, HOW YOU ALLOCATE REVENUES BETWEEN THEM.

Response:         We do not state on the face of our income statement sales of tangible products separately from revenues from services because product sales represent approximately 1% of our total revenues and, therefore, may be combined with service revenues pursuant to Rule 5-03(b) of Regulation S-X. Our product sales consist of casing attachments that we market in connection with our cementing services. We deliver the casing attachments to our customers and they are used on the same day that the related cementing services are performed. Product sale revenues are based on a price list provided to our customers and we account for these revenues separately in our internal accounting records, but we combine them with service revenues on the face of our income statement. The Registration
                  Statement has been revised to provide additional clarification about our product sales. Please see pages F-15 and F-16.

REVENUE RECOGNITION, PAGE F-15

         4. WE NOTE YOUR RESPONSE TO COMMENT 30 IN OUR LETTER DATED JUNE 3, 2005. EXPAND YOUR REVENUE RECOGNITION POLICY FOR PRODUCT SALES TO EXPLAIN HOW THE RECOGNITION OF REVENUE RELATES TO THE PHYSICAL CONVEYANCE OF THE PRODUCTS. REFER TO SAB TOPIC 13.A.1.

Response:         The revenue recognition policy disclosure on pages F-15 and
                  F-16 of the Registration Statement has been revised to indicate that product sales represent approximately 1% of our total revenues and that we recognize product sales revenue once products are delivered and collectibility is reasonably assured. Additionally, we have further revised this disclosure to indicate that our customers use these products, which consist of casing attachments, in connection with the performance of our cementing services and that our product sale pricing is based on published price lists provided to our customers.


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         Please direct any questions that you have with respect to the foregoing responses or with respect to Amendment No. 2 to T. Mark Kelly of Vinson & Elkins LLP at 713.758.4592 (telephone) or 713.615.5531 (fax) or Brett E. Braden of Vinson & Elkins LLP at 713.758.4478 (telephone) or 713.615.5756 (fax).

                                                     Very truly yours,

                                                     VINSON & ELKINS LLP

                                                     /s/  BRETT E. BRADEN
                                                     ---------------------------
                                                     By:  Brett E. Braden

Enclosures


cc (w/ enclosures):        David E. Wallace (Superior Well Services, Inc.)
                           Thomas W. Stoelk (Superior Well Services, Inc.)
                           T. Mark Kelly (Vinson & Elkins LLP)
                           Christopher M. Kelly (Jones Day)
                           Stephen W. Swanson (Jones Day)
                           Nancy L. Bromall (Schneider Downs)
                           Steven D. Thompson (Schneider Downs)